Exhibit 21.1

SENMIAO TECHNOLOGY LIMITED

List of Subsidiaries

As of March 31, 2026, the subsidiaries of Senmiao Technology Limited, are listed as follows:

Subsidiary	Place of Incorporation
Green Energy Capital Asset Inc.	U.S.
Senmiao Technology (Hong Kong), Limited	Hong Kong
Hunan Ruixi Financial Leasing Co., Ltd.	PRC